MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
____	KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

October 13, 2009

Via Email

John D. Reynolds, Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Madison Enterprise Group, Inc.
Amendment No. 9 to the
Registration Statement on Form S-1
File No. 333-142666
Filed October 13, 2009
Dear Mr. Reynolds:

On behalf of our client, Madison Enterprises Group, Inc. (the “Company”), I am enclosing Amendment No. 9 to the Registration Statement on Form S-1.

This letter shall address each of the comments in your correspondence point by point.

General Comments

1.
We note your response to prior comments one and nine from our letter dated June 15, 2009.  Your revised disclosure indicates that you will determine if the broker dealer arranged for the sale in compliance with applicable “Blue Sky” laws and that “the selling shareholder is required to execute the escrow agreement prior to selling.”  Rule 419(b)(4) requires the escrow agreement to be fully executed by each party at the time of effectiveness.  Please revise to have each shareholder execute this agreement.

We have revised the disclosure and the prospectus throughout to reflect that each stockholder “has entered into an escrow agreement.”  We have also revised Exhibit 99.1 to reflect the fact that each of the selling stockholders has executed the escrow agreement

Prospectus Cover Page

2.	Please revise to indicate that this is a resale registration statement and that the shares were initially sold at $.10 per share.

We have revised the prospectus cover page as well as the prospectus throughout to indicate that, “[t]his offering is a resale of securities initially sold at $0.10 a share and is being conducted pursuant to Rule 419 of the Securities Act.”

Summary Page 1

3.
We note your response to prior comments six and eight but believe additional disclosure is warranted.  In an appropriate section, briefly revise to summarize the terms of the escrow agreement and its operation.

We have revised the prospectus to include a section entitled “Escrow Agreement” summarizing the terms of the escrow agreement and its operation.  The summary is included on page “2” of the prospectus.  For your reference, the summary reads as follows:

In order to comply with Rule 419, all of the selling stockholders have entered into an escrow agreement with Wilmington Trust Company.  When we have entered into an agreement for a Business Combination Transaction with one or more businesses and filed the required amendment to this registration statement with the SEC suspending this offering, we shall send the Purchasers, if any, extensive information with respect to the Targets and each Purchaser shall have a period of 45 business days after the effective date of that amendment in which to inform us whether he, she or it wishes (A) to remain an investor in our company subsequent to the closing of the Business Combination Transaction, in which event the Escrow Agent shall release all of the Purchaser’s securities from escrow to the Purchaser and shall release the purchase price for those securities, plus any interest or dividends, from escrow to the selling stockholder, or (B) to receive the return of his, her or its escrow funds plus any interest or dividends, in which event the securities shall be returned to the selling stockholder.

If we give written instructions to the Escrow Agent that we have not (A) negotiated an acquisition transaction, (B) filed a post-effective amendment to our Registration Statement, (C) successfully completed a reconfirmation offering meeting the requirements of Rule 419 and (D) closed on the acquisition agreement within eighteen (18) months after the date of our Registration Statement, then the Escrow Agent will return the escrow funds to the Purchasers plus any interest or dividends, and return the securities to the selling stockholders.

If there are any additional requests or comments, please contact the undersigned or Frederick M. Mintz.

Very truly yours,

Mintz & Fraade, P.C.

 By: /s/ Alan P. Fraade
Alan P. Fraade